UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Floor 25, No. 36 Middle Wanjiali Road

Xiyingmen Commercial Plaza

Yuhua District, Changsha City, China 410014

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 1, 2019, Hongming Dong resigned his position as Chief Financial Officer (“CFO”) of Urban Tea, Inc. (the “Company”). Mr. Dong’s resignation did not result from any disagreement with the Company.

On the same day, Kan Lu was appointed as CFO to fill in the vacancy created by Mr. Dong’s resignation effective immediately.

Ms. Lu has been serving as a Senior Manager at Ernst & Young from January 2015 to October 2018. From February 2012 to December 2014, Ms. Lu served as an Audit Senior Manager at Marcum Bernstein and Pinchuk LLP. Ms. Lu served as an Audit Manager at KPMG from January 2007 to January 2012. She is a Certified Public Accountant in China and a member of the Association of Chartered Certified Accountants. Ms. Lu obtained a Bachelor’s degree in Shanghai University of Finance and Economy in 2005.

Ms. Lu has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Lu had, or will have, a direct or indirect material interest.

The Company entered into an employment agreement with Ms. Lu pursuant to which Ms. Lu shall receive an annual base salary of $50,000. The employment agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.1.

(d) Exhibits

Exhibit No.	Description

10.1	Employment Agreement by and between Kan Lu and Urban Tea, Inc. dated April 1, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN TEA, INC.

Date: April 1, 2019	By:	/s/ Long Yi
	Name:	Long Yi
	Title:	Chief Executive Officer

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